                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ------------
                                 SCHEDULE 13D/A
                            PURSUANT TO SECTION 13(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)
                                  ------------

                            INTEK GLOBAL CORPORATION
                            (NAME OF SUBJECT COMPANY)

                                  SECURICOR PLC
                              SECURITY SERVICES PLC
                              IGC ACQUISITION CORP.
                                    (BIDDERS)

                                  ------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   458134 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                  ------------

                                 NIGEL GRIFFITHS
                                  SECURICOR PLC
                                SUTTON PARK HOUSE
                             SUTTON, SURREY SM1 4LD
                                     ENGLAND
                               011 44 181 770 7000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  ------------
                                   COPIES TO:

                              DAVID LEFKOWITZ, ESQ.
                             DOUGLAS P. WARNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation*                  Amount of Filing Fee**
--------------------------------------------------------------------------------
$54,381,239                             $10,876.25***
================================================================================
                           * For purposes of calculating the filing fee only.
                  This amount assumes the purchase of 19,774,996 shares of Common Stock, par value $.01 per share, of Intek Global Corporation at $2.75 per share, net to the sellers in cash. The foregoing number of shares is equal to the sum of (i) the 16,365,996 shares of Common Stock outstanding as of June 7, 1999 that are not held by affiliates of the bidders and (ii) 3,409,000 shares of Common Stock issuable upon exercise of stock options outstanding as of that date that have an exercise price less than $2.75 per share.

                           ** The amount of filing fee calculated in accordance
                  with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of shares to be purchased.

                           *** The filing fee was paid in connection with the
                  initial filing of this Schedule 14D-1 with the Securities and Exchange Commission on June 16, 1999.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount previously paid:    Not applicable   Filing party:  Not applicable

      Form or registration no.:  Not applicable   Date filed:  Not applicable

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON:                            SECURICOR PLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           NOT APPLICABLE

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]

                                                                   (b)   [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS:
         N/A
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:
         UNITED KINGDOM
-------- -----------------------------------------------------------------------
7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         39,554,649*
-------- -----------------------------------------------------------------------
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
-------- -----------------------------------------------------------------------
9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
         70.73%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON:
         CO
-------- -----------------------------------------------------------------------
* Consists of (i) 25,000,000 shares of Common Stock held by Securicor Communications Limited ("SCL"); (ii) 13,617,607 shares of Common Stock issuable to SCL, at SCL's option, pursuant to a convertible loan facility, dated February 19, 1999, between SCL and Intek Global Corporation; and (iii) 937,042 shares of Common Stock held by Securicor International Limited ("SIL"). SCL and SIL are wholly-owned subsidiaries of Securicor plc. Does not include any shares of Common Stock issuable to SCL upon conversion of the 12,408 shares of Series A Preferred Stock of Intek Global Corporation owned by it.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON:                         SECURITY SERVICES PLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:        NOT APPLICABLE
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]

                                                                    (b)  [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS:
         N/A
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:
         UNITED KINGDOM
-------- -----------------------------------------------------------------------
7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         39,554,649*
-------- -----------------------------------------------------------------------
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
-------- -----------------------------------------------------------------------
9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
         70.73%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON:
         CO
-------- -----------------------------------------------------------------------
* Consists of (i) 25,000,000 shares of Common Stock held by Securicor Communications Limited ("SCL"); (ii) 13,617,607 shares of Common Stock issuable to SCL, at SCL's option, pursuant to a convertible loan facility, dated February 19, 1999, between SCL and Intek Global Corporation; and (iii) 937,042 shares of Common Stock held by Securicor International Limited ("SIL"). SCL and SIL are wholly-owned subsidiaries of Security Services plc. Does not include any shares of Common Stock issuable to SCL upon conversion of the 12,408 shares of Series A Preferred Stock of Intek Global Corporation owned by it.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON:                         IGC ACQUISITION CORP.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:        NOT APPLICABLE
-------- -----------------------------------------------------------------------
2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]

                                                                    (b)  [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS:
         N/A
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(e) OR 2(f)
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:
         DELAWARE
-------- -----------------------------------------------------------------------
7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         -0-
-------- -----------------------------------------------------------------------
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
-------- -----------------------------------------------------------------------
9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
         -0-
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON:
         CO
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON:                      SECURICOR COMMUNICATIONS
                                                        LIMITED

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:     NOT APPLICABLE
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]

                                                                    (b)  [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS:
         OO
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:
         UNITED KINGDOM
-------- -----------------------------------------------------------------------
7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         38,617,607*
-------- -----------------------------------------------------------------------
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
-------- -----------------------------------------------------------------------
9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
         69.06%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON:
         CO
-------- -----------------------------------------------------------------------
* Consists of (i) 25,000,000 shares of Common Stock held by Securicor Communications Limited ("SCL"); and (ii) 13,617,607 shares of Common Stock issuable to SCL, at SCL's option, pursuant to a convertible loan facility, dated February 19, 1999, between SCL and Intek Global Corporation. Does not include any shares of Common Stock issuable to SCL upon conversion of the 12,408 shares of Series A Preferred Stock of Intek Global Corporation owned by it.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON:                       SECURICOR INTERNATIONAL
                                                         LIMITED

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:      NOT APPLICABLE
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]

                                                                    (b)  [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS:
         OO
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:
         UNITED KINGDOM
-------- -----------------------------------------------------------------------
7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         937,042
-------- -----------------------------------------------------------------------
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
-------- -----------------------------------------------------------------------
9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
         2.22%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON:
         CO
-------- -----------------------------------------------------------------------

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Tender Offer Statement") filed by (i) Securicor plc, a public limited company organized under the laws of England and Wales ("Securicor"), (ii) Security Services plc, a public limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Securicor ("Parent"), and (iii) IGC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser") relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value of $.01 per share (the "Common Stock"), of Intek Global Corporation, a Delaware corporation (the "Company"), at a price of $2.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.


         This Amendment No. 1 also amends and supplements the Schedule 13D filed by (i) Securicor, (ii) Parent, (iii) Purchaser, (iv) Securicor Communications Limited, a public limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Securicor ("SCL"), and (v) Securicor International Limited, a corporation organized under the laws of the United Kingdom and a wholly-owned subsidiary of Securicor ("SIL"). Accordingly, this Amendment No. 1 also constitutes Amendment No. 12 to such Schedule 13D.

         Terms used herein with their initial letters capitalized and not otherwise defined herein shall have the meanings given to those terms in the Offer to Purchase.

ITEM 10.         ADDITIONAL INFORMATION.

         Item 10(e) of the Tender Offer Statement incorporated by reference the information set forth in the Offer to Purchase under "THE TENDER OFFER -- Certain Legal Matters; Required Regulatory Approvals Lawsuits". That information contained descriptions of two class action lawsuits filed on June 8, 1999 and June 11, 1999, respectively, against the Company, Securicor and the Company's directors in the Court of Chancery of the State of Delaware.

         The response to Item 10(e) of the Tender Offer Statement is supplemented as follows:

         The filing date for the first lawsuit against the Company, Securicor and the Company's directors referenced in the Offer to Purchase under "THE TENDER OFFER -- Certain Legal Matters; Required Regulatory Approvals - Lawsuits" is changed from June 8, 1999 to June 7, 1999.

         The Company, Securicor and the Company's directors have been named as defendants in a third class action lawsuit filed on June 17, 1999 in the Court of Chancery of the State of Delaware. The complaint, including the relief sought, is virtually identical to the class action complaint filed on June 11, 1999 that is described under "THE TENDER OFFER - Certain Legal Matters; Required Regulatory Approvals - Lawsuits" in the Offer to Purchase.

         The plaintiffs in the class action lawsuit originally filed on June 7, 1999 filed an amended complaint on June 21, 1999. As indicated in the related notice of filing, the amended complaint is "in full substitution" of the prior complaint. The amended complaint alleges, among other things, that the Company, Securicor and the Company Board suppressed the price of the Shares by, among other things, suppressing material information, so that Securicor could purchase the publicly-held Shares at an inadequate price. The amended complaint also alleges that the defendants breached their fiduciary duties to the Company's public stockholders and that the Schedule 14D-1 and Schedule 14D-9 relating to the Offer failed to disclose certain material information. The amended complaint seeks injunctive relief, unspecified compensatory and/or recissory damages, attorneys' fees and costs, and other relief relating to the Offer and the Merger.

         On July 8, 1999, counsel to the parties to the three pending class actions (the "Pending Actions") entered into a Memorandum of Understanding setting forth an agreement in principle regarding the potential settlement of the Pending Actions (the "Memorandum of Understanding"). Pursuant to the terms of the Memorandum of Understanding, the Offer Price and the Merger Consideration will be increased from $2.75 per Share to $3.0125 per Share. The Memorandum of Understanding provided that the contemplated settlement was subject to the plaintiffs in the Pending Actions taking two depositions on or before July 10, 1999. The plaintiffs then had the right to withdraw from the settlement within 96 hours following the completion of the depositions if they discovered material new facts as a result of the depositions that would, in the reasonable opinion of the plaintiffs' counsel, render the settlement not fair or adequate under the circumstances. The referenced depositions were taken on July 7 and July 8, 1999 and, on July 9, 1999, counsel to the plaintiffs informed Securicor that they had waived their right to withdraw from the settlement.

         The Memorandum of Understanding provides that, as promptly as reasonably practicable, (i) the defendants are to amend the Merger Agreement to reflect the increase in the Offer Price and the Merger Consideration and (ii) the Offer to Purchase is to be amended to reflect the increased Offer Price and to extend the Expiration Date from midnight on July 14, 1999 to midnight on July 29, 1999 (subsequently agreed by the parties to be extended to a date during the first week of August 1999). The Memorandum of Understanding also provides that each of the named plaintiffs in the Pending Actions will cause all Shares "owned" (as defined in Section 203(c)(9) of the DGCL) by such plaintiff to be tendered in the Offer.

         The Memorandum of Understanding requires that the parties to the Pending Actions attempt in good faith to agree upon and execute as soon as practicable (i) an appropriate Stipulation of Settlement (the "Stipulation") of all claims asserted in the complaints filed in the Pending Actions and all related claims described in the Memorandum of Understanding, and (ii) such other documentation as may be required in order to obtain any and all necessary or appropriate court approvals of the Stipulation, upon and consistent with the terms set forth in the Memorandum of Understanding. The Stipulation will provide for the dismissal of all such claims with prejudice. The Stipulation will also provide for the release of all claims of members of the plaintiff class, whether known or unknown, against the defendants in the Pending Actions and any of their present or former officers, directors, employees, agents, attorneys, accountants, financial advisors, commercial bank lenders, investment bankers, representatives, affiliates, associates, parents, direct and indirect subsidiaries, general partners, limited partners, partnerships, heirs, executors, administrators, successors and assigns (collectively, the "releasees"), whether under state or federal law, and whether directly, derivatively, representatively or arising in any other capacity, and in connection with, or that arise out of any claim that was or could have been brought against any of the releasees in any of the Pending Actions, and/or that relates in any way to (i) any claim that any action by any of the releasees, or any failure of any of the releasees to take any action, affected the price of the Shares, (ii) the acquisition or ownership of equity securities of the Company or its affiliates by Securicor or any of the releasees, (iii) loans made to the Company or its affiliates by Securicor or any of the releasees, (iv) the fiduciary duties of any of the releasees to stockholders of the Company, (v) the announcement made by Securicor on January 19, 1999, (vi) the Offer, (vii) the Merger, (viii) the negotiation, consideration or formulation of the Offer or the Merger, (ix) the disclosure obligations of any of the releasees in connection with the Offer or the Merger, or (x) any other claim, other than claims for appraisal of shares pursuant to Section 262 of the DGCL, relating in any way to any of the foregoing.

         The settlement contemplated by the Memorandum of Understanding is subject to "final court approval", which is defined to mean the issuance by the court of an order approving the settlement in accordance with the Stipulation, with such order being finally affirmed on appeal or no longer being subject to appeal. The Memorandum of Understanding expressly acknowledges that, at the sole option of the defendants, the Merger may be consummated prior to court approval of the settlement and that it is expected that the Merger will be consummated prior to final court approval of the settlement.

         Pursuant to the Memorandum of Understanding, the Stipulation will also provide that if final court approval of the settlement and dismissal of the Pending Actions by the court with prejudice has been obtained in accordance with the Stipulation, the plaintiffs and their counsel of record in the Pending Actions will jointly apply to the court for an award of attorneys' fees and expenses (including, but not limited to, fees of plaintiffs' counsels' financial advisor) in an aggregate amount not to exceed $1,432,000. The Memorandum of Understanding provides that the plaintiffs and their counsel intend to request that plaintiffs' counsel be permitted to pay $10,000 of the foregoing fees as special payments to certain of the named plaintiffs (a total of $40,000). Defendants and their counsel agreed in the Memorandum of Understanding not to oppose plaintiffs' and plaintiffs' counsels' application for attorneys' fees, expenses and special payments to plaintiffs, provided that the application does not exceed the specified amounts. The Memorandum of Understanding further provides that, subject to certain conditions and any order of the court, any such attorneys' fees and expenses awarded by the court to plaintiffs and plaintiffs' counsel shall be paid by the Company (or any successor in interest).

         The Memorandum of Understanding, by its terms, will be null and void and of no force and effect if: (i) the Merger is not effectuated for any reason whatsoever; or (ii) final court approval of the settlement does not occur for any reason.

         The Company, each of its directors, and Securicor have denied that they have engaged in any wrongdoing whatsoever, and have agreed to the settlement to eliminate the burden and expense of further litigation and to permit the Offer and the Merger to proceed without the risk of injunctive or other relief.

         The foregoing summary of the Memorandum of Understanding is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which has been filed as an exhibit to this Amendment No. 1 to the Tender Offer Statement.



ITEM 11  MATERIAL TO BE FILED AS EXHIBITS:
         Item 11 of the Tender Offer Statement is supplemented by adding the following information thereto:

(g)(1) Class Action Complaint, dated June 17, 1999, Civil Action 17240, filed in the Court of Chancery of the State of Delaware in and for New Castle County.
(g)(2) Amended Class Action Complaint, dated June 21, 1999, Civil Action 17207, filed in the Court of Chancery of the State of Delaware in and for New Castle County.
(g)(3)   Memorandum of Understanding, dated as of July 8, 1999.
(g)(4)   Press Release, dated July 8, 1999, issued by Intek Global Corporation.
(g)(5)   Press Release, dated July 13, 1999, issued by Intek Global Corporation.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-1 is true, complete and correct.

Dated:   July 13, 1999
                                      SECURICOR PLC

                                      By:   /s/ NIGEL GRIFFITHS
                                         ------------------------------
                                      Name: Nigel Griffiths
                                            Title: Director


                                      SECURITY SERVICES PLC

                                      By:   /s/ NIGEL GRIFFITHS
                                         ------------------------------
                                      Name: Nigel Griffiths
                                            Title: Director

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-1 is true, complete and correct.

Dated:   July 9, 1999

                                       IGC ACQUISITION CORP.


                                       By:   /s/ C. GRICE MCMULLAN, JR.
                                          --------------------------------------
                                       Name:  C. Grice McMullan, Jr.
                                       Title: Chairman of the Board and
                                              President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13D is true, complete and correct.

Dated:   July 13, 1999
                                      SECURICOR COMMUNICATIONS LIMITED


                                      By:    /s/ NIGEL GRIFFITHS
                                          --------------------------------------
                                      Name:  Nigel Griffiths
                                      Title: Director


                                      SECURICOR INTERNATIONAL LIMITED


                                      By:    /s/ NIGEL GRIFFITHS
                                          --------------------------------------
                                      Name:  Nigel Griffiths
                                      Title: Director

                                  EXHIBIT INDEX

EXHIBIT NUMBER     DESCRIPTION OF DOCUMENT

(g)(1)             Class Action Complaint, dated June 17, 1999, Civil
                   Action 17240, filed in the Court of Chancery of the State of Delaware in and for New Castle County.
(g)(2)             Amended Class Action Complaint, dated June 21, 1999,
                   Civil Action 17207, filed in the Court of Chancery of the State of Delaware in and for New Castle
                   County.
(g)(3)             Memorandum of Understanding, dated as of July 8, 1999.
(g)(4)             Press Release, dated July 8, 1999, issued by Intek Global
                   Corporation.
(g)(5)             Press Release, dated July 13, 1999, issued by Intek Global
                   Corporation.